August 10, 2022

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Taylor Beech

Re:	bioAffinity Technologies, Inc.
Registration Statement on Form S-1
File No. 333-264463

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), bioAffinity Technologies, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1, as amended, be accelerated to 4:30 p.m., Eastern Daylight Time, on Wednesday, August 10, 2022, or as soon thereafter as practicable unless we or our outside counsel, Dykema Gossett PLLC, request by telephone that such Registration Statement be declared effective at some other time.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dykema Gossett PLLC by calling Wilhelm E. Liebmann at (210) 554-5414. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dykema Gossett PLLC, Attention: Wilhelm E. Liebmann by email to wliebmann@dykema.com.

If you have any questions regarding this request, please contact Wilhelm E. Liebmann of Dykema Gossett PLLC at (210) 554-5414.

Very truly yours,

BIOAFFINITY TECHNOLOGIES, INC.

By:	/s/ Maria Zannes
Name:	Maria Zannes
Title:	Chief Executive Officer